                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No    )*
                                            ---

                               TSI Incorporated
                      -----------------------------------
                               (Name of Issuer)

                        Common Stock, $.10 par value
                      -----------------------------------
                        (Title of Class of Securities)

                                  872876107
                      -----------------------------------
                                (CUSIP Number)

                            Richard D. McNeil, Esq.
                            Lindquist & Vennum, PLLP
                            4200 IDS Center
                            Minneapolis, MN 55402
                            Telephone: (612) 371-3266
                            Fax no.: (612) 371-3207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 24, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / / .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                               Page 1 of 16 Pages

---------------------------                          ---------------------------
 CUSIP No. 872876107                   13D              Page  2  of  16  Pages
                                                             ---    ----
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON

       John J. Fauth
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)     / /

                                                                    (b)     / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

              PF,OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     652,000
                ----------------------------------------------------------------
  NUMBER OF      8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY           -0-
  OWNED BY      ----------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            652,000
    WITH        ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

             652,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


                               Page 2 of 16 Pages

Item 1.   Security and Issuer.


          This Schedule 13D (the "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of TSI Incorporated, a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 500 Cardigan Road, Shoreview, MN 55126.


Item 2.   Identity and Background.


          (a)  This Schedule 13D is being filed on behalf of John J. Fauth.


          (b) The business address of Mr. Fauth is 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, MN 55402.


          (c) Mr. Fauth's present principal employment is as Chairman and Chief Executive Officer of Churchill Industries, Inc. and Chairman of Churchill Capital, Inc., both of which are located at the address set forth in 2(b) above.

          (d)-(e) During the last five years, Mr. Fauth (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Fauth is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.


          Mr. Fauth has purchased a total of 652,000 shares of Common Stock for cash in the amount of approximately $5,915,716, including brokerage commissions. All of these shares were purchased in open market transactions with personal funds and funds borrowed in a margin account. A copy of the form of margin agreement pertinent to this filing is attached hereto as Exhibit 1 and incorporated herein by reference.


Item 4.   Purpose of Transaction.


          Mr. Fauth acquired the shares of Common Stock that are the subject of this Schedule 13D in order to obtain an equity position in the Company with a view toward acquiring the Company. On November 25, 1998, Mr. Fauth met with two members of the Company's Board of Directors to discuss his interest in the Company and on March 1, 1999 he met with James Doubles, the Company's President, to make his acquaintance and discuss Mr. Fauth's interest in the Company. On approximately March 11, 1999 Mr. Fauth wrote a letter to the Company

                               Page 3 of 16 Pages
communicating an interest in commencing negotiations to acquire all of the Company's outstanding Common Stock in a negotiated transaction for a cash price above the price per share at which the Common Stock has historically traded. A copy of the letter is attached hereto as Exhibit 2. On April 27, 1999 Mr. Fauth received a letter from the Company stating that the Board of Directors of the Company did not wish to pursue discussions with Mr. Fauth at that time. A copy of that letter is attached hereto as Exhibit 3.


          Mr. Fauth believes that to optimize shareholder value the Company should be privately held. Mr. Fauth is currently planning to attempt to elect persons to the Company's Board of Directors at the next regular meeting of shareholders who will seek to maximize the value of the Common Stock through a sale of the Company. Such a sale, if implemented, would likely involve a tender offer for some or all of the Common Stock or a merger with an acquiring entity, and would likely result in termination of the Company's registration as a public company under the Securities Exchange Act of 1934, as amended, and delisting of the Common Stock from the NASDAQ National Market. Mr. Fauth also is considering proposing amendments to the Company's bylaws which would make it more difficult for the Company's current Board of Directors to impede an acquisition of the Company. At present Mr. Fauth is not soliciting the support of fellow shareholders for any plans or proposals, although he may do so in the future in compliance with applicable laws. Mr. Fauth specifically reserves all his rights as a shareholder of the Company to discuss with other shareholders of the Company matters that may be of common concern.

          Depending upon the course of action he decides to pursue, Mr. Fauth may continue to increase his investment in the Company through the acquisition of additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by him. Alternatively, he may decide to sell any or all of the shares of Common Stock beneficially owned by him in the open market or otherwise. The foregoing represents the range of activities presently contemplated by Mr. Fauth, and his plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company's Board of Directors, the Company's performance and conditions in the public securities markets.


          Except as set forth above, Mr. Fauth has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.


          (a) As of the date this filing is made, Mr. Fauth beneficially owns 652,000 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock. The foregoing percentage is based upon 11,249,647 shares of Common Stock reported outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998, as filed by the Company with the Securities and Exchange Commission.

                               Page 4 of 16 Pages

          (b) Mr. Fauth has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns.


          (c) Transactions in the Common Stock effected by Mr. Fauth in the last 60 days are described on the attached Schedule A and incorporated herein by
reference.   All such transactions were purchases effected in the open market.


          (d)  Not applicable.


          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          Mr. Fauth does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.


Item 7.   Material to Be Filed as Exhibits.

Exhibit No.              Description
-----------              -----------
   1                     Form of Margin Loan Agreement

   2                     Letter to TSI Incorporated dated March 11, 1999

   3                     Letter from TSI Incorporated dated April 27, 1999



                               Page 5 of 16 Pages

                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   June 2, 1999


                                              /s/John J. Fauth
                                       --------------------------------
                                                John J. Fauth








                               Page 6 of 16 Pages

                                   SCHEDULE A

Date                  No. of Shares Purchased           Price Per Share
----                  -----------------------           ---------------
4/1/99                       25,000                          8.0000
4/5/99                       20,000                          8.1750
4/6/99                       19,100                          8.4836
4/16/99                       2,500                          7.6250
5/24/99                      42,000                         10.0908
5/26/99                       2,500                         10.50
5/27/99                      80,000                         10.9375





                               Page 7 of 16 Pages